[Letterhead of Buchanan Ingersoll & Rooney]

October 6, 2017

Via EDGAR and UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attention:	John Reynolds,
Assistant Director
Office of Beverages, Apparel and Mining

Re:	CONSOL Mining Corporation
Amendment Nos. 1 and 2 to Registration Statement on Form 10-12B
Filed August 30, 2017 and September 8, 2017
File No. 001-38147

Dear Mr. Reynolds:

On behalf of CONSOL Mining Corporation (“CONSOL Mining,” “CoalCo” or the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 12, 2017 (the “Comment Letter”), relating to Amendment Nos. 1 and 2, filed with the Commission on August 30, 2017 and September 8, 2017, respectively, to the Registration Statement on Form 10-12B (File No. 001-38147), filed by the Company on July 11, 2017 (the “Registration Statement”). In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 3”) on the date hereof. In addition to the electronic filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate the changes from Amendment No. 2 to the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meanings given to them in Amendment No. 3.

John Reynolds

October 6, 2017

Information Statement

Questions and Answers About the Separation and Distribution, page iii

What are the material U.S. federal income tax consequences …, page vii

1.	We note your response to comment 4. Please disclose the name of the law firm providing the tax opinions in the filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages v, viii, 21, 36 and 160 of Amendment No. 3 to disclose that Wachtell, Lipton, Rosen & Katz will provide the referenced tax opinion.

Business, page 47

2.	Please expand the last paragraph under “Legal and Environmental Proceedings” to explain the effect of the Environmental Hearing Board’s decision on the permit application process and describe the current status and prospective steps and uncertainties of the application process, which appears to be continuing. As the disclosure indicates “the impact could be material,” please address in a risk factor or tell us why risk factor disclosure is not necessary.

Response: In response to the Staff’s comment, the Company has updated and expanded its disclosure on page 68 of Amendment No. 3. The Company respectfully notes its existing risk factor disclosure on page 10 of Amendment No. 3 entitled “For mining operations, CoalCo must obtain, maintain, and renew governmental permits and approvals which if we cannot obtain in a timely manner would reduce our production, cash flow and results of operations,” which the Company has further augmented to provide cross-reference to the specific factual disclosure relating to the Bailey Mine permitting matter.

3.	We note your disclosure on page 68 of your amended filing regarding the status of your permit for the Bailey mine. Please update the status of your pending Bailey permit in subsequent filings and provide disclosure regarding other pending permits that could materially impact your operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 3 to update the current status of the pending Bailey mining permit for panel 4L. The Company respectfully submits that it does not currently have any other permits pending that have the unique factual scenario as the pending Bailey mining permit for panel 4L that would subject such additional pending permits to a similar delay. With respect to the Company’s other pending permits, the Company has included, and will continue to include, risk factor disclosure with respect to the potential impact that could result from any delay in, or denial of, a requested permit. However, the Company

John Reynolds

October 6, 2017

is not currently aware of any facts that it believes would result in a material delay in the issuance of any other currently pending permits.

4.	We note your response to comment 13. For each of your operations please disclose the estimated mine life.

Response: The Company respectfully submits that, based on the proximity of the Bailey, Enlow Fork and Harvey mines to one another, it is more appropriate to disclose the estimated mine life of the Pennsylvania Mining Complex (PAMC) as a whole, as opposed to on an individual mine basis. The Company respectfully directs the Staff to its existing disclosure on page 49 of Amendment No. 3 under the heading “Extensive, High-Quality Reserve Base” where it states, in relevant part, that “as of December 31, 2016, the PAMC included 766.7 million tons of proven and probable coal reserves that are sufficient to support at least 27 years of full-capacity production.” The Company has also added this disclosure to the section entitled “Detail Coal Operations- Coal Reserves” on page 53 of Amendment No. 3.

5.	We note your response to comment 17. Please tell us if you have any planned material capital expenditures and, if so, summarize in your filing.

Response: The Company directs the Staff to its disclosure on page 73 of Amendment No. 3, where it indicates that its expected 2017 coal capital investment of $112-$120 million is intended to be utilized primarily for refuse storage area and maintenance capital expenditures related to equipment, buildings and other infrastructure. The Company respectfully submits that none of these expected 2017 coal capital expenditures are individually material.

Material U.S. Federal Income Tax Consequences, page 148

6.	We note your response to comment 25. Please also revise the language on page 149 that the tax disclosure is “for general information only” to remove the implication that shareholders are not entitled to rely on this disclosure.

Response: The Company respectfully notes the Staff’s comment, and has revised its disclosure on page 160 of Amendment No. 3 accordingly.

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If you have any questions with respect to the foregoing, please contact me at (412) 562-8444 or by email at jennifer.minter@bipc.com or Jenna Levine at (212) 403-1172 or by email at JELevine@wlrk.com. Thank you.

Sincerely,

/s/ Jennifer R. Minter
Jennifer R. Minter

John Reynolds

October 6, 2017

cc:	James Brock (CONSOL Mining Corporation)

Stephanie L. Gill, Esq. (CONSOL Energy Inc.)

Martha Wiegand, Esq. (CONSOL Mining Corporation)

Jenna Levine, Esq. (Wachtell, Lipton, Rosen & Katz)

David A. Katz, Esq. (Wachtell, Lipton, Rosen & Katz)